Xiao-I Corporation

7th floor, Building 398, No. 1555 West
Jinshajiang Rd
Shanghai, China 201803
Tel: +86 021-39512112

March 7, 2023

VIA EDGAR

Ms. Charli Gibbs-Tabler
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation
Registration Statement on Form F-1
File No. 333-268889

Dear Ms. Gibbs-Tabler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Xiao-I Corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form F-1 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on March 8, 2023, or as soon as practicable thereafter.

Please contact Fred A. Summer of Squire Patton Boggs (US) LLP, counsel to the Company, at (614) 365-2743, to provide notice of effectiveness, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

Very truly yours,

XIAO-I CORPORATION

By:	/s/ Hui Yuan
Hui Yuan
Chief Executive Officer

cc:	Joyce Sweeney, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Mitchell Austin, Securities and Exchange Commission
Hui Yuan, Xiao-I Corporation
Chao Xu, Xiao-I Corporation
Fred A. Summer, Squire Patton Boggs (US) LLP
Charlotte Westfall, Squire Patton Boggs (US) LLP